Exhibit 107

Calculation of Filing Fee Table

Table 1: Transaction Valuation

	Transaction Valuation(1)	Fee Rate	Amount of Filing Fee(2)

Fees to Be Paid	$10,000,000	$0.0001102	$1,102

Fees Previously Paid	—		—

Total Transaction Valuation	$10,000,000

Total Fees Due for Filing			$1,102

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$1,102

(1) Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 1,000,000 shares of Class A Common Stock at the tender offer price of $10.00 per share.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $110.20 per each million dollar of the transaction valuation.